U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10 - SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 COBRATEC, INC.

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                   NEVADA                                      65-0850992

          (STATE OF INCORPORATION)                            (IRS EMPLOYER
                                                          IDENTIFICATION NUMBER)
7251 WEST PALMETTO PARK ROAD, SUITE 208, BOCA RATON, FL            33433
--------------------------------------------------------           -----
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)

                                  561-395-1920

                           (ISSUER'S TELEPHONE NUMBER)

        SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT: NONE

          SECURITIES TO BE REGISTERED UNDER SECTION12 (G) OF THE ACT:

                          COMMON STOCK, $.001 PAR VALUE

                                (TITLE OF CLASS)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

Cobra Technologies International, Inc. ("CTII") was a Delaware Corporation formed in July of 1998. On February 18, 1999, CTII merged with Spectrum Ventures, Inc. ("Spectrum"), a Nevada corporation (OTC-BB: SCMV). Under the terms of the agreement, Spectrum shareholders received five hundred and fifty nine thousand and twenty eight (559,028) shares of common stock in the surviving corporation in exchange for their shares in Spectrum, and the shareholders of CTII received 4,500,000 shares. The name of the surviving corporation was changed to Cobra Technologies, Inc. and on August 3, 1999 the name was further changed to CobraTec, Inc. (OTC-BB: CBRA). CobraTec, Inc. (the "Company" or "CobraTec") is a Nevada Corporation with principal offices in Boca Raton, Florida.

The Company's website is www.cobrainc.com.

CobraTec's mission is: (1) to build shareholder value through the acquisition of private IT service companies focused on network integration, systems engineering, and solutions; and (2) to assist and support client companies to effectively utilize, manage and achieve maximum benefit and advantage from - their IT capital investments.

Toward this end, CobraTec recently acquired Pinneast.com, a small Web-based provider of interactive training programs and Internet solutions. Management believes that Pinneast's value will become more apparent in the years ahead as the Web becomes the vehicle through which businesses reach their customers, suppliers, partners and personnel. With the addition of Computer Marketplace, Inc., (CMI), planned for the fourth quarter 1999, the Company's core business will be established. CMI is 15-year old systems integrator, providing design, engineering, technical support and round-the-clock help-desk services to national customers such as Cisco, Lucent, and Geotel. Other acquisitions the Company has identified and negotiated terms include a 15-year old provider of geographical information services (GIS) to the US and Canadian oil pipeline industry, and other established businesses with strong systems design, engineering and network solutions departments.

Through key acquisitions, mergers and strategic partnerships with IT service providers and high-end hardware suppliers, CobraTec is expanding its reach to take advantage of the ever-increasing market opportunities available in networking. The rapid rate of change in technologies and complexities of networking products have led to a growing realization among corporations that outsourcing may hold the answer to many of their IT problems. CobraTec has positioned itself to reap the benefits of this trend.

Acquisition candidates must have an operating history of at least three years, demonstrated potential for rapid growth, and an experienced management team. CobraTec focuses on synergies achieved through leadership and excellent communications as well as increased leverage of the existing client base. Additionally, the Company achieves cost management through the centralization of certain financial and administrative functions. The philosophy at work is to promote entrepreneurship at the operating company level while providing top-level guidance and direction to ensure cohesion and a higher return on invested capital.

In May 1999 the Company signed a merger agreement and took effective control of pinneast.com, (formerly Pinnacle East, Inc.), a five-year-old South Carolina-based developer of interactive Web- and Intranet-based training solutions. In June, CobraTec reached an agreement to acquire New England based Computer Marketplace, Inc. (CMI), a fifteen year old systems engineering, design and networking company whose acquisition is planned for the fourth quarter 1999. CobraTec is continuing to pursue new acquisitions. Since May, the Company has negotiated terms with a number of companies with the expertise, management, and market share to help the Company achieve its revenue and profit goals. For the year 2000 and beyond, acquisitions and internal growth are expected to result in a compounded annual revenue growth of at least 50%.

THE INDUSTRY AND MARKET

The Information Technologies industry in the United States has experienced significant growth in sales and profits in the last twenty-five years. The network services market is one of the fastest growing segments of the IT services industry. This expansion is largely spurred by the growth of the
Internet and corporate Intranets. Market researcher International Data Corporation (IDC) estimates that the consulting and integration components alone accounted for roughly $10.8 billion in 1997, and are expected to reach $23.2 billion by 2002, a 17% compound annual growth rate (CAGR).

Over the last few years, network communications have developed into one of the most important facets of a company's business. Networks themselves have increased dramatically in size and complexity in response to the need for more accurate and reliable business information delivered quickly. Early networks, by contrast, were used as a physical medium for moving data from one point to another. Today, networking is the infrastructure for business decision-making. By linking together a company's separate business sites, its customers and suppliers, networks enable businesses to operate more efficiently. Given that networks are the foundation for computing, they must be properly planned, installed, managed and serviced. Herein lies one of the opportunities for CobraTec.

The rush to build and operate Web-based systems is placing enormous stress on today's networking and communications infrastructure. By 2002, IDC projects, Internet users should number more than 300 million, up from 10 million only a year ago. In addition, business-to-business e-commerce, currently the fastest growing sector of e-commerce, is expected to exceed $179 billion by 2001 (source: IDC). To facilitate this growth, companies are rapidly extending and upgrading their Internet and networking infrastructures. These enterprises need help in selecting the right products and technologies in order to implement solutions quickly and efficiently; and they need training to help ensure that anticipated productivity gains are achieved. These industry dynamics are at the heart of CobraTec's business prospects.

Cobra's target markets include Fortune 1000 companies and government agencies, as well as medium sized businesses and organizations. To service this customer base, the Company plans to utilize consultants, engineers, and networking professionals to augment its present staff, and thereby to achieve the depth of experience needed for multi-vendor, multi-technology environments on a national basis.

BUSINESS STRATEGY

Cobra's primary business objectives are:

o To consolidate synergistic IT (computer, communications and electronics technology) businesses involved in high growth niche markets;

o To provide a level of management and leadership at the parent company that would typically transcend the separate entities' ability to attract or retain such talent;

o To earn returns on invested capital by reducing operating costs through integration and the elimination of redundant operations.

The Company is on a planned path to grow at an overall rate of 50% per annum or better over the next five years; and to deliver products and services that are technically superior and competitively priced to the marketplace.

The Company is also committed to:

o Producing above average returns on sales and assets through effective cost management and comprehensive niche marketing; and o Penetrating the US, Caribbean and Latin American markets in the areas where exceptional growth opportunities are believed to exist.

PRODUCTS AND SERVICES

Cobra's strategy is to continue to build its business around niche products, services, and the growth of e-commerce and internet/intranet usage. Cobra will focus on and build distinctiveness in:

o         Database management, design and architecture
o         Advanced networking solutions and products
o         Systems engineering and design
o         E-commerce solutions

o Interactive Web-based training, including CD-ROM, Intranet / Internet delivery.

While the Company's customer base will continue to be heavily weighted towards Fortune 500 companies, its additional marketing initiatives will focus on the medium sized segment of business and industry with less than 1,000 employees. IDC estimates this segment at $73 billion in 1999.

The Company believes that exceptional opportunities exist in this segment as well as among governmental agencies and select foreign markets. Currently, approximately two-thirds of the Company's clientele are Fortune 500 companies.

IT Solutions and Services will be an integral part of the Company's businesses, ultimately commanding a 70 percent share of consolidated revenues. These services are expected to include Internet-related support to businesses, systems integration, systems and network design and installation, productivity support, and computer education and training.

MARKETING

The Company's strategy is based on serving niche markets in segments that offer above average margins, with limited competition. Market opportunities for discerning companies addressing niche markets are limitless, offering exceptional growth, and high margins. CobraTec, Inc. was designed to benefit from precisely these niche markets. The Company's strategy is to offer products and services that complement rather than compete with products and services offered by its multinational counterparts.

Management believes that the key elements to success are embodied in:

o         A reputation for quality, superior service, and customer support.

o         The ability to control costs through operating efficiencies.

o The finance and business capabilities to react to trends and changing circumstances.

DISTRIBUTION AND SALES

The Company's core business is IT solutions and services, and it will continue to use the direct approach to its customers and clientele. One of the Company's strategies is to partner with customers and suppliers and also build strategic alliances with multinational organizations. In addition, the company will market all its capabilities through its subsidiary companies to existing clientele in the various markets they serve.

INTELLECTUAL PROPERTY RIGHTS

Presently, the Company does not own patents, trademarks or copyrights to any products, proprietary software applications or programs. However, as a part of its acquisition strategy, the Company plans to acquire certain intellectual property rights, and that under appropriate circumstances and as conditions warrant, the Company will apply for patent protection or seek to protect such proprietary rights accordingly. There can be no assurance that meaningful proprietary protection can be attained as a result of such filings, and any proprietary rights that the Company could choose to protect through legal action could involve substantial costs.

COMPETITION

The Company must compete against large multinational corporations and similar businesses that are better known and have greater financial, technical and management resources that the Company.

The following chart depicts the top ten US IT Service providers:

COMPANY ........................................   REVENUE (BILLION)    PERCENT

IBM ............................................         13.8            10.0
EDS ............................................          9.8             7.1
Computer Science Corp ..........................          4.6             3.4
First Data Corp ................................          4.5             3.3
Anderson Consulting ............................          4.1             3.0
ADP ............................................          4.0             2.9
HP .............................................          3.1             2.2
Unisys .........................................          2.1             1.6
Compaq .........................................          2.1             1.6
Pricewaterhouse Coopers ........................          1.4             1.1
OTHER ..........................................         88.9            63.8

(Source:IDC)

EMPLOYEES

The Company currently has thirty employees, seven of whom are in management and administration. The Company also utilizes the services of outside consultants in the areas of business development and investor relations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements, the accompanying notes thereto, and other financial information appearing elsewhere in this Report.

Plan of Operation

The Company intends to execute the acquisition strategies developed and incorporated into its Business Plan. CobraTec's mission is: (1) to build shareholder value through the acquisition of private IT service companies focused on network integration, systems engineering, and solutions; and (2) to assist and support client companies to effectively utilize, manage and achieve maximum benefit and advantage from - their IT capital investments.

Through key acquisitions, mergers and strategic partnerships with IT service providers and high-end hardware suppliers, CobraTec is expanding its reach to take advantage of the ever-increasing market opportunities available in networking. The rapid rate of change in technologies and complexities of networking products have led to a growing realization among corporations that outsourcing may hold the answer to many of their IT problems. CobraTec has positioned itself to reap the benefits of this trend.

Acquisition candidates must have an operating history of at least three years, demonstrated potential for rapid growth, and an experienced management team. CobraTec focuses on synergies achieved through leadership and excellent communications as well as increased leverage of the existing client base. Additionally, the Company achieves cost management through the centralization of certain financial and administrative functions. The philosophy at work is to promote entrepreneurship at the operating company level while providing top-level guidance and direction to ensure cohesion and a higher return on invested capital.

Toward this end, CobraTec recently acquired Pinneast.com, a small Web-based provider of interactive training programs and Internet solutions. Management believes that Pinneast's value will become more apparent in the years ahead as the Web becomes the vehicle through which businesses reach their customers, suppliers, partners and personnel. With the addition of Computer Marketplace, Inc., (CMI), planned for the fourth quarter 1999, the Company's core business will be established. CMI is 15-year old systems integrator, providing design, engineering, technical support and round-the-clock help-desk services to national customers. CMI's customers include Cisco, Lucent, Geotel and other major companies. Other acquisitions the Company has identified and negotiated terms with include a 15-year old provider of geographical information services
(GIS) to the US and Canadian oil pipeline industry, and other established businesses with strong systems design, engineering and network solutions departments.

The Company anticipates increased revenues for the next twelve months from the consolidation and integration of key acquisitions and internal growth, both of which are expected to result in a compounded annual revenue growth of at least 50%.

The Company projects a need for $4 to $5 million in fiscal 1999 primarily for acquisitions and working capital. Management has raised an aggregate of $860,250, and the Company expects to arrange debt/equity facilities with financial institutions to meet its projected needs.

The Company estimates that it will require approximately $20 million in capital during fiscal 2000. Management expects to be able to raise a portion of that capital as bank debt without further dilution of the existing shareholders. During fiscal 2000, the Company expects to spend $8 - $13 million on acquisitions, $4 million for working capital, $2 million for finance costs and $1 million for CobraTec's planned operations in the Caribbean.

Results of Operations

For the six months ended June 30, 1999, the Company had operating revenues of $226,031, with gross profits of $131,834, before operating expenses of $822,532 which resulted in a net loss of $690,698, or $0.11 per share. The results of operations for the six months ended June 30, 1999 include Pinneast.com for the period from May 25, 1999 through June 30,1999

There were no operations or operating revenues for fiscal 1998. However, there were operating expenses of $316,121 in fiscal 1998 which resulted in a net operating loss of $316,121, or $0.44 per share.

Liquidity and Capital Resources

As of June 30, 1999, the Company had cash and marketable securities aggregating $334,576, as compared with -$0- at December 31,1998. During the first six months of fiscal 1999, the Company raised an aggregate of $860,250 from the sale of its common stock pursuant to Regulation D, Rule 504 of the Securities and Exchange Commission. See the caption "Recent Sales of Unregistered Securities" in PART II, ITEM #4.

The Company is endeavoring to raise up to $5,000,000 from private sources before the year ended December 31,1999 to be used for working capital and acquisition purposes. The Company is seeking to raise up to $20,000,000 during the year 2000 through a secondary offering also to be used for working capital and acquisition purposes.

The Company has no significant commitment for capital expenditures.

PINNEAST.COM

Plan of Operation

Pinneast.com was founded in 1994 as Pinnacle East, Inc. to develop multimedia programs for industry and government for Web-based delivery. Reacting to the increasing use of technology as an alternative to traditional instructor-led training, Pinneast.com was one of the first full-service multimedia companies with a significant resources dedicated to Web based training.

PINNEAST.COM is entering a period of extremely high growth. Over the next 12 months, the focus will include the forward development of training protocols and E-commerce related business.

Pinneast.com services a broad and diversified base of Fortune 1000 customers, including: Hoechst, Sonoco Products, Nortel, Kemet Electronics, Capsugel, BMW of North America, First Union, NationsBank, Fleet Mortgage, Mortgage Bankers Association, Blue Cross / Blue Shield, Colonial Life, Aegon, AFLAC, Delta Airlines, ServiceMaster, Harris Teeter, Hardee's, Duke Energy and Pillowtex.

Pinneast.com  offers   comprehensive   multimedia  program  development  in  the
following areas:

*    Custom Computer-based Training Programs (CBT)
*    Custom Web-based Training Programs (WBT)
*    Electronic Performance Support Systems (EPSS)
*    Interactive Marketing CD-ROMs
*    Corporate Web Page Development
*    E-Commerce and Site Development
*    Interactive Kiosks
*    Instructional Design Consultation
*    Instructor-Led Training (ILT)


Results of Operations

For the fiscal year ended December 31, 1998 Pinneast.com had revenues of $840,423, compared to $651,091 for 1997, an increase of $189,332 or 29%. After deducting operating expenses of $971,170 and $738,657 for 1998 and 1997, respectively, Pinneast.com posted net losses of $130,747 and $91,325, respectively. The increase in revenues resulted from a growth in new business and wider acceptance of Pinneast.com's training methods in the marketplace. The increase in expenses resulted from a significant increase in the number of technical personnel. .

Liquidity

At December 31, 1998 Pinneast.com reported no cash or marketable securities, compared to $4,148 in 1997.

COMPUTER MARKETPLACE INC. (CMI)

Plan of Operation

CMI meets the networking needs of its customers with systems engineering and design, installation, on-site training, and 24-hour help-desk services. CMI focuses on developing and designing systems that enable its customers to take full advantage of its legal IT investments. As an authorized distributor for such companies as IBM, Cisco, Geotel, Lucent Technologies, 3-com and Hewlett Packard, CMI offers a wide range of products and components for the high-end networking customer, and a full range of services from initial systems design and engineering to installation on-going maintenance and round-the-clock support.

CMI, a premier network solutions and system integration company, began in 1983 as a retailer of computers and has evolved through major restructuring in 1990 to its present form as a high growth solutions company with national and international business customers.

Today, CMI's focuses on network solutions, high volume enterprise rollouts, systems integration and related support services. Over THE NEXT 12 MONTHS, CMI PLANS TO EXPAND ITS TRADEMARKED "SHARE-A-CNETM." PROGRAM, WHEREBY, IT provides the benefits of a Certified Network Engineer while working closely with client IS departments "on call." CMI's experienced technical staff is led by an elite team of Certified Network Engineers who are on the cutting edge of design, installation and service.

CMI has a broad based client list of Fortune 500 and other significant companies including: America On-Line, Lucent Technologies, AT&T NMSC, AT&T Wireless, Ogden Corporation, Applied Card Services, J C Penney , Picturetel , Bell Canada, The Prudential Insurance Companies, Boston Public Schools, Sodexho-Marriot Services, Capital One, Sprint Corp., Carlson Wagonlit Travel Services, State Farm
Insurance Companies, IBM Global Services, USA Group, First USA Bank, Video Server, Geico Direct, Wachovia Bank, Hewlett Packard Co.

CMI's networking solutions and system integration missions are designed to deliver network solutions and customized design by working closely with client companies while integrating the best software and hardware available for optimal performance to meet specific organizational requirements. These requirements are achieved through ongoing compatibility testing, and the creation of training materials and other transitional tools. CMI has a division dedicated to computer telephony integration (CTI) and currently delivers services to both domestic and international customers.

Results of Operations

For the fiscal year ended February 28, 1999, CMI had revenues of $16,733,839, compared to $10,179,978 for the fiscal year ended February 28, 1997, or an increase of $6,553,852 (up 64.4%). Net income for the fiscal year ended February 28, 1999 was $543,238 compared to $224,703 for the fiscal year ended February 28, 1998, an increase of 141.76%. The significant increase in revenues resulted from a substantial increase in the number of new business clients and reflected the acceptance of the CMI's marketing methods in the marketplace. There was a proportionately smaller increase in the company's operating expenses because of increased efficiencies and the lower cost of equipment prices.

Liquidity

As of February 28, 1999, CMI had cash and marketable securities of $400,974; total current assets of $3,219,035; and a current ratio of 1.63:1.

At February 28, 1198, CMI has cash and marketable securities of $258,816; total current assets of $2,178,760; and a current ratio of 1.5:1.


Number of Employees.

The Company has fifty employees and eleven independent consultants.

There are five employees at Corporate Headquarters.It is anticipated that three additional staff members may be added during the next twelve month period.

Pinneast.com has thirteen employees and ten independent consultants. It is anticipated that the Company will hire an additional twenty new employees during the next twelve month period.

Computer Market Place, Inc., has thirty two employees and intends to hire an additional eight employees during the next twelve month period.

Year 2000 Compliance

There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000 problem" (Y2K) is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two digit year value of 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. While the Company has evaluated its own systems and that of its subsidiaries, the Company has not verified that companies doing business with it are year 2000 compliant. The Company does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. The Company believes that its products are currently year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with year 2000 compliance. Any year 2000 compliance problem of either the Company, its suppliers, customers, or strategic partners could have a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company currently leases approximately 3000 square feet of office space located at 7251 West Palmetto Park Road, Boca Raton, Florida as its corporate headquarters. Early in the year 2000, the Company plans to relocate from its current Boca Raton location to its new corporate headquarters, consisting of approximately 5000 square feet, in Coral Springs, Florida. The terms and conditions of the original lease are inclusive of the move to the new location once deemed ready for occupancy. Presently, the monthly rent is $5,300. However, monthly payments will increase to approximately $8,000 after the move is accomplished early next year. The lease terminates in 2004.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the Company's shares ("Shares") of Common Stock, par value $.001, beneficially owned as of August 31, 1999, for:

o each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding
          Common Stock,

o         each of the Company's executive officers and directors, and
o         all executive officers and directors as a group.

 In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. As of August 31, 1999, there were 9,307,058 shares of Common Stock outstanding.

Name and Address or Beneficial                          No. of Shares    Percent
Identity of Group (1)                                    Beneficially         of
                                                                Owned  Ownership
Douglas H. Forde, Chairman and President ..................   775,000      8.3 %
Lionel Forde, VP, CFO, Director ...........................   650,000      6.9 %
Michelle J. Michalow, Secretary and Treasurer .............   750,000      8.0 %
Vincent Caminiti, Director ................................   250,000      2.6 %
Moty Hermon, Director .....................................   500,000      5.4 %
Bernard Wishnia, Director .................................   250,000      2.6 %
Vito Gambelunghe, Director ................................   500,000      5.4 %
All Executive Officers and Directors as a group (7 persons) 3,675,000     39.2 %


(1) Unless otherwise indicated, the address of each of the persons set forth above is 7251 West Palmetto Park Road, Boca Raton, FL 33433.

(2)      Lionel Forde is the brother of Douglas H. Forde.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT OFFICERS

The following table sets forth the names, positions with the Company, and ages of the executive officers and directors of the Company. Directors of the Company are elected at the Company's Annual Meeting of Shareholders, and serve for terms of one to three years or until their successors are elected and qualify. The Board elects officers and their terms of office and, except to the extent governed by employment contract, at the discretion of the Board.

NAME                                      AGE      POSITION
----                                      ---      -------
Douglas H. Forde ..................       57       Chairman and President
Lionel Forde ......................       55       Vice President, CFO, Director
Vincent Caminiti ..................       47       Director
Moty Hermon .......................       56       Director
William Lerner ....................       62       Director
Bernard Wishnia ...................       52       Director
Vito Gambelunghe ..................       47       Director
Michelle J. Michalow ..............       40       Treasurer and Secretary



Unless otherwise noted, the address of each of the executive officers, directors and significant employees is 7251 West Palmetto Park Road, Boca Raton, Florida 33433.

The following are brief biographies of key members of the Board of Directors and the management team:

Douglas H. Forde (57) - Mr. Forde has been Chairman of the Board of Directors and President since August 1999. From June 1998 until August 1999, he was Director of Mergers and Acquisitions for the Company. From November 1996 until June 1998, Mr. Forde was Vice President, Strategic Planning for Computer Access International, Inc. Prior to November 1996, Mr. Forde had been a business consultant to numerous companies, ranging from the Fortune 500 to smaller entrepreneurial businesses. He is a graduate of the University of the Virgin Islands, the University of Illinois, and the Bernard M. Baruch College of the City University of New York and holds degrees in accounting, finance, and taxation.

LIONEL FORDE (55) - Mr. Forde has been Vice President & Chief Financial Officer and a Member of the Board of Directors of the Company since February, 1999. From November 1997 until February 1999 he was President of the international group at Computer Access International, Inc., responsible for developing markets in the Caribbean and Latin America. Prior to that, Mr. Forde was a senior manager in the Color Paper Products Division at Eastman Kodak Company. He holds an MBA (Honors) degree from Long Island University and a BS degree in Business Administration from Eastern Illinois University.

Vincent A. Caminiti (47) - Mr. Caminiti has been a member of the Board of Directors of the Company since January of 1999. Prior to January of 1999, he has been a Consultant active in international trade and finance consulting, including long-term project developments with major foreign companies and US.

Moty Hermon (57) - Mr. Hermon has been a Member of Board of Directors since February 1999. Mr. Hermon is an international investment banker and business consultant. He served as General Manager of Elron, Inc., a New York Stock Exchange listed company, for seven years. Elron is the largest group of high tech companies in Israel with revenues of approximately $1.5 billion. Mr. Hermon was the exclusive representative and partner of Prudential Securities in Israel, and also the exclusive representative and partner of TA Associates. TA Associates is a Boston based venture capital firm with over $1.5 billion under management. Mr. Hermon holds a BA in Economics and Political Science from Tel-Aviv University.

William Lerner (61) - Mr. Lerner has been a member of the Board of Directors since February 1999. Since 1994, Mr. Lerner has been in the private practice of corporate and securities law with offices in Pennsylvania and Florida. Mr. Lerner is also Counsel to the law firms of Sweeney & Associates (Pittsburgh) and Snow Becker Krauss, PC (New York). He is a director of Seitel, Inc., (a NYSE listed oil and gas producing company), Helm Resources, Inc. (an Amex listed company that provides mezzanine financing to middle market companies), and Micros-to-Mainframes, Inc. (a NASDAQ listed company and producer of high-technology communications and computer services to Fortune 500 companies). Mr. Lerner is a graduate of Cornell University (1955) and of the New York
University School of Law (1960). He is a member of the bars of New York and Pennsylvania. He has served with the US Securities and Exchange Commission, the American Stock Exchange, and as General Counsel to a major New York Stock Exchange brokerage/investment firm.

Bernard Wishnia (52) - Mr. Wishnia has been a Member of the Board of Directors and General Counsel since February 1999. Mr. Wishnia is a practicing attorney specializing in the fields of taxation and corporate law. Mr. Wishnia has a BS in engineering from Rutgers University, an MS in Industrial Management from New Jersey Institute of Technology, a JD from Seton Hall University School of Law, and an L.L.M. in taxation from New York University Law School. Mr. Wishnia has been counsel for the Internal Revenue Service and has worked in private practice. He has represented and been a member of the Board of Directors of publicly traded corporations.

Vito A. Gambelunghe (47) -- Mr. Gambelunghe has been a member of the Board of Directors since January 1999. From January 1999 until August 1999, Mr. Gambelunghe was President and Chief Executive Officer of the Company. Prior to January 1999, Mr. Gambelunghe had been President of Worldwide Trading Enterprises, Inc., a private enterprise engaged in the procurement, sale and global distribution of computer equipment, software, and solutions. Mr. Gambelunghe is a graduate of Brooklyn College.

Michelle Michalow (40) - Ms. Michalow has been Secretary/Treasurer since June 1998. Prior to June 1998, Ms. Michalow was President of Edinburgh Consulting, Inc., a Western New York based Information Technology consulting firm advising clients in the design, selection, and service of computer equipment. Ms. Michalow holds BA and MA degrees in Mathematics from Canisius College and the State University of New York at Buffalo.

EMPLOYMENT AGREEMENTS

Douglas H. Forde, Chairman of the Board and President.

Under the terms of an employment agreement between the Company and Mr. Forde, in consideration for his services to the Company, Mr. FORDE WILL RECEIVE AN ANNUAL BASE SALARY OF $150,000 as of January 1, 2000. Mr. Forde is also eligible to participate in the Company's Incentive Stock Option Plan.

Lionel Forde, Vice President, Chief Financial Officer and Director.

Under the terms of an employment agreement between the Company and Mr. Forde, in consideration for his services to the Company, Mr. Forde will receive an annual base salary of $120,000 as of January 1, 2000. Mr. Forde is also eligible to participate in the Company's Incentive Stock Option Plan.

All Executive Officers of the Company are extended Employment Contracts with a term of three (3) years, renewable annually thereafter.

ITEM 6.  EXECUTIVE COMPENSATION

The Company's fiscal year ends December 31. Aside from its pre-planning, planning and development processes, the Company had no operations prior to January 1, 1999. The following is a list of officers, directors and consultants to whom compensation was paid in 1998 and 1999. No options were granted to, and no options were exercised by any of the Company's executive officers or directors, including its Chief Executive Officers during 1998 and 1999.

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
Douglas  Forde, Chairman &                 Annual                                Long Term Compensation
President                                  Compensation
Lionel Forde, VP, CFO              ---------------------------------------------  --------------------------------------------------
                                                                                           Awards                Payouts
                                   ---------------------------------------------  --------------------------------------------------
                                                                                                 Securities
                                   Year      Salary        Bonus      Other                        Under-
                                                                      Annual      Restricted       Lying                All Other
                                                                      Compen-       Stock         Options/     LTIP      Compen-
                                                                      sation        Awards          SARs      Payouts    sation
                                                                        $             $             (#)          $          $
---------------------------------- ------- ------------- --------- ------------- -------------- ----------- ----------- ------------
                                   1999    $  51,200      N/A        N/A             N/A
---------------------------------- ------- ------------- --------- ------------- -------------- ----------- ----------- ------------
                                   1998    $120,000       N/A        N/A             N/A
---------------------------------- ------- ------------- --------- ------------- -------------- ----------- ----------- ------------
The above amounts include the aggregate compensation for both Douglas H. Forde and Lionel Forde

STOCK OPTIONS

No stock options have been granted to date.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 1998, the Company entered into an agreement with Girmon Investment Co., Limited ("Girmon") for corporate finance advisory services for an initial period of 36 months. As consideration for business, advisory and other consulting services performed on behalf of the Company, Girmon received 500,000 shares of the Company's Common Stock.

RELATED PARTY TRANSACTIONS

The Company has a payable of $100,000 due to Edinburgh Consulting, an entity which is wholly owned by the majority shareholders of the Company. This payable arose subject to the terms of a consulting agreement between Edinburgh and the Company. Pursuant to such agreement, Edinburgh converted the payable into shares of the Company's stock upon such shares becoming publicly traded.


ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001. As of August 31, 1999, there were 9,307,058 shares of Common Stock issued and outstanding, and no shares of Preferred Stock outstanding.

COMMON STOCK

Each share of Common Stock entitles the holders thereof, to one vote. Holders of Common Stock do not have cumulative voting rights. This means that the holders of more than 50% of shares voting for the election of Directors can elect all of the Directors if they choose to do so, and in such event, the holders of the remaining shares will not be able to elect any Directors. The bylaws of the Company require that only a majority of the issued and outstanding shares of Common Stock of the Company need be represented to constitute a quorum and to transact business at a shareholders' meeting. The Common Stock has no preemptive, subscription or conversion rights, and is not redeemable by the Company. Dividends are not anticipated to be declared by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of Preferred Stock, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of Preferred Stock, $.001 par value per share, of which no shares are outstanding as of the date hereof. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. The ability of the Board of Directors to issue Preferred Stock could discourage, delay or prevent a takeover of the Company.

SHARES ELIGIBLE FOR FUTURE SALES

As of August 31, 1999, the Company has outstanding, an aggregate of 9,307,058 shares of Common Stock. Of the total outstanding shares of Common Stock, 1,632,203 shares of Common Stock are freely tradable without restriction or further registration under the Act. The remaining 7,674,855 shares of Common Stock will be eligible for resale after March 1, 2000 under Rule 144.

Under Rule 144, a person (or persons whose shares of Common Stock are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell, within any three month period, a number of shares that does not exceed the greater of: o (i) 1% of the number of the then outstanding shares of the Common Stock, or o (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions notice requirements and the availability of current public information about the Company. Any person (or persons), whose shares are aggregated and who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years (including any period of ownership of preceding nonaffiliated holders), would be entitled to sell such shares under Rule 144 (k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

CERTAIN NEVADA LEGISLATION

Nevada law and the Company's Articles and Bylaws authorize the Company to indemnify the Company's directors, officers, employees and agents. The Company has insurance in place to satisfy said requirements. In addition, the Company's Articles and Nevada law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) Breach their fiduciary duties and (ii) Such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distribution or certain other reckless, wanton or willful acts or misconduct.

PART II

ITEM 1. MARKET PRICE OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

As of August 31, 1999, there were approximately 184 shareholders of record of the Company's Common Stock. The Company's Common Stock is currently traded on the Over-The-Counter Bulletin Board under the symbol "CBRA", and commenced its trading on October 16, 1998. The following table sets forth, for the period since October 1998, the high and low bid quotations for the Common Stock of the Company for the periods indicated as reported by the OTC Bulletin Board. Common Stock

Period ...........................................         High       Low
Third Quarter ended, 9/30/98 .....................         N/A        N/A
Fourth Quarter ended, 12/31/98 ...................         $ .625     $0.00
First Quarter ended, 3/31/99 .....................         $6.00      $ .875
Second Quarter ended, 6/30/99 ....................         $1.53      $ .875

The transfer agent for the Company's Common Stock is American Registrar & Transfer Company, 342 East 900 South Street, Salt Lake City, Utah 84111.

The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings filed, or to the Company's knowledge, threatened against the Company that the Company believes would have, individually or in the aggregate, a material adverse effect upon its financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

(ALL SHARES IN THE FOLLOWING PARAGRAPHS (INDENTED) REFLECT THE NUMBER OF SHARES ISSUED AFTER GIVING EFFECT TO A 1 FOR 24 REVERSE SPLIT IN SPECTRUM VENTURES, INC. SHARES, WHICH WAS APPROVED BY SHAREHOLDERS OF SPECTRUM VENTURES, INC. ON FEBRUARY 18, 1999)

         Prior to the Merger of CobraTec, Inc. and Spectrum Ventures, Inc. ("Spectrum"), on February 18, 1999, Spectrum raised $11,000 from sales made pursuant to a Regulation D - Rule 504 Offering Memorandum dated February 27, 1997. There were 101 purchasers, including friends, relatives or acquaintances of Spectrum's Officers, Directors and Affiliates. The aggregate number of shares of Common Stock issued was 45,833. Spectrum Ventures, Inc. ("Spectrum"), a Nevada corporation, was listed on the OTC Bulletin Board (symbol SCMV).

         While pursuing its business plan, Spectrum conducted a secondary Regulation D - Rule 504 Offering pursuant to an Offering Memorandum dated February 27, 1998, whereby it raised an additional $84,900 from 24 shareholders for an aggregate number of 3,538 shares of Spectrum Common Stock.

         In September 1998, three key employees were issued stock in reliance upon an exemption provided by Section 4(2) of the Securities Act of 1933 and are Restricted Securities.

         10,458 shares, in aggregate,  of Spectrum's Common Stock were issued to
         D. F. Mintmire - (Spectrum's Attorney), Neil Rand (Spectrum's Consultant), and William Custer - (Vendor for Application Software Development, Inc.) in exchange for services and release of personal debt of certain officers and directors of Spectrum.

         28,333 shares of Spectrum's Common Stock were issued to Larry K. Danley and Jacqueline C. Danley, E.H. Frankland Trust, Arthur Hansuld, Peter
         S. Harlee, Jr., John Roy Gough and Virginia L. Gough, Bill Sheffield and Angela D. Sheffield, Howard Crosby and Marc Donovan, in connection with Spectrum's acquiring exclusive marketing rights to 5 proprietary software products from Commercial Computer Systems, Inc. ("CCS"), a Florida corporation, an asset purchase for which Spectrum relied upon Regulation D - Rule 504 as an exemption from Registration.

The remainder of the shares were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act of 1933. They are restricted securities.

On February 18, 1999, the Company merged with Spectrum Ventures, Inc. ("Spectrum"), a Nevada corporation. Pursuant to the Merger, Spectrum shareholders received 713,475 shares of CobraTec, Inc.'s Common Stock. CobraTec has the option to acquire the exclusive marketing rights to the five proprietary software products of Commercial Computer Systems, Inc. For the release of all agreements with Spectrum Ventures, Inc., the shareholders of CCS, in exchange, received 200,000 shares of CobraTec's Common Stock. Accordingly, the issuance of these securities was exempt from the registration requirements of the act pursuant to Section 4(2) of the Act. Also on February 18, 1999 the founders of CobraTec, pursuant to a share exchange agreement with Spectrum, received 4,500,000 common shares as a condition of the merger.

As a condition of the retirement of related party debt in the amount of $329,332 with Edinburgh Consulting, Inc., a consulting firm owned by three of the founders of the Company, 1,733,333 shares were issued.

In November 1998, the Company entered into an agreement with Girmon Investment Co., Limited ("Girmon") for corporate finance advisory services for an initial period of 36 months. As consideration for business, advisory and other consulting services performed on behalf of the Company, Girmon received 500,000 shares of the Company's Common Stock.

In April 1999, the Company issued 300,000 common shares to Crabbe Capital for $30,000, and in addition for financial advice, consulting services and market strategies provided by Crabbe.

In March 1999, CobraTec conducted an Offering of Common Stock at $1.00 per share pursuant to Rule 504 of Regulation D under the Act. Management sold an aggregate of 860,250 shares of Common Stock for an aggregate of $860,250. Accordingly, the issuance of these securities was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act.

In May 1999, the Company signed a merger agreement and took effective control of West Columbia, SC-based pinneast.com for a combination of cash and stock. In exchange for all of the outstanding stock of the company, an aggregate of 500,000 shares of CobraTec's Common Stock were issued to the pinneast.com shareholders and a cash payment of $100,000 (deferred for one year.) Accordingly, the issuance of these securities was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of a Nevada corporation. The Company's Certificates of Incorporation and the Bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the Act and is therefore unenforceable.

The Certificates of Incorporation and Bylaws of the Company require the Company to indemnify its Directors and Officers to the fullest extent permitted by the Business Corporation Act of the State of Nevada.

The above indemnification provisions notwithstanding, the Company is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is unenforceable.

PART F/S

The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

The following audited Financial Statements for the Company, include the audited balance sheet at December 31, 1998 and the related audited statements of operations, and cash flows for the period July 10, 1998 (inception) to December 31, 1998, and the interim financial statements as of and for the six months ended June 30, 1999.

Also included are the audited financial statements of Pinnacle East, Inc. as of December 31, 1998 and 1997 and for the years then ended, the audited financial statements of Computer MarketPlace, Inc. as of February 28, 1998 and 1997 and the years then ended and the unaudited proforma consolidated financial statements of the Company as of June 30, 1999 and December 31, 1998 and for the six months and year then ended, respectively.

                         INDEX TO FINANCIAL STATEMENTS

COBRATEC, INC
Independent Auditors' Report ...........................................   F-2

Consolidated Balance Sheet .............................................   F-3

Consolidated Statement of Operations ...................................   F-4

Consolidated Statement of Stockholders' Equity (Deficit) ...............   F-5

Consolidated Statement of Cash Flows ...................................   F-6

Notes to Consolidated Financial Statements .............................   F-7 - F-8

PINNACLE EAST, INC

Independent Auditors' Report ...........................................   F-9

Balance Sheets .........................................................   F-10

Statements of Operations ...............................................   F-11

Statements of Cash Flows ...............................................   F-12

Notes to Financial Statements ..........................................   F-13 -F-14

COMPUTER MARKETPLACE, INC

Independent Auditors' Report ...........................................   F-15

Balance Sheets .........................................................   F-16

Statements of Operations ...............................................   F-17

Statements of Cash Flows ...............................................   F-18

Notes to Financial Statements ..........................................   F-19 -F-20

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Description of Unaudited Profoma Consolidated Balance Sheet.............   F-21

Unaudited Proforma Consolidated Balance Sheet ..........................   F-22

Unaudited Proforma Condensed Consolidated Statement of Operations
(Six months ended June 30, 1999) .......................................   F-23

Unaudited Proforma Condensed Consolidated Statement of Operations
(Year ended December 31, 1998) .........................................   F-24

Notes to Unaudited Pro-Forma Condensed Consolidated Financial Statements   F-25

                          INDEPENDENT AUDITORS' REPORT

                                                                   July 21, 1999

To the Board of Directors
CobraTec, Inc.
Boca Raton, Florida

         We have audited the accompanying balance sheet of CobraTec, Inc., as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period July 10, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial Pposition of CobraTec, Inc., as of December 31, 1998, and the results of its operations and its cash flows for the period July 10, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

                                           \S\Feldman Sherb Horowitz & Co., P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants

                        COBRATEC, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                                                            June 30,   December 31,
                                                                             1999         1998
                                                                         -------------------------
                                                                         (unaudited)
                                     ASSETS
CURRENT ASSETS:
     Cash ............................................................   $   283,576    $         0
     Marketable securities ...........................................        51,000              0
     Accounts receivable .............................................       117,474              0
     Advances ........................................................        95,122              0
                                                                         -----------    -----------
TOTAL CURRENT ASSETS .................................................       547,172              0
                                                                         -----------    -----------
NOTE RECEIVABLE - RELATED PARTY ......................................        35,353              0

FURNITURE AND EQUIPMENT, net .........................................        61,963              0

GOODWILL .............................................................       100,000              0

OTHER INTANGIBLES, net ...............................................       831,608              0

DEPOSITS .............................................................        96,400              0
                                                                         -----------    -----------
                                                                         $ 1,672,496    $         0
                                                                         ===========    ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Accounts payable and accrued expenses ...........................   $    84,629    $   159,629
     Deferred revenue ................................................         6,000              0
     Note payable ....................................................       100,000              0
     Line of credit ..................................................       173,354              0
                                                                         -----------    -----------
TOTAL CURRENT LIABILITIES ............................................       363,983        159,629
                                                                         -----------    -----------
DUE TO RELATED PARTY
                                                                                   0        100,000
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):

     Common stock, $.001 par value, 20,000,000 shares
       authorized; 9,307,058 and 713,475 shares issued and outstanding         9,306            713
     Additional paid-in capital ......................................     2,306,026         55,779
     Accumulated Deficit .............................................    (1,006,819)      (316,121)
                                                                         -----------    -----------
TOTAL STOCKHOLDERS' (DEFICIT) EQUITY .................................     1,308,513       (259,629)
                                                                         -----------    -----------

                                                                         $ 1,672,496    $         0
                                                                         ===========    ===========
                                      F-3
                       SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         COBRATEC, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                      Six Months     07/10/98
                                                        Ended     (Inception) to
                                                      June 30,      December 31,
                                                        1999           1998
                                                     -----------    -----------
                                                     (Unaudited)

REVENUE ..................................           $   226,031    $         0

COST OF SALES ............................                94,197              0
                                                     -----------    -----------
GROSS PROFIT .............................               131,834              0

OPERATING EXPENSES .......................               822,532        316,121
                                                     -----------    -----------
NET LOSS .................................           $  (690,698)   $  (316,121)
                                                     ===========    ===========
LOSS PER COMMON SHARE ....................           $     (0.11)   $     (0.44)
                                                     ===========    ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING             6,510,267        713,475
                                                     ===========    ===========
                                       F-4
                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         COBRATEC, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                            Common Stock          Additional                     Total
                                                    -------------------------
                                                       Number of                    Paid-in     Accumulated  Stockholders'
                                                       Shares        Amount         Capital       Deficit   Equity (Deficit)
                                                    -----------   -----------    -----------    ----------   -------------
Balance, July 10, 1998 (Inception) ..............   $   713,475   $       713   $  (160,342)    $        0 $     (159,629)

Capital contribution ............................             0             0       216,121              0        216,121

Net loss ........................................             0             0             0       (316,121)      (316,121)
                                                    -----------   -----------    -----------    -----------    -----------

Balance, December 31, 1998 ......................       713,475           713        55,779       (316,121)      (259,629)

Issuance of common stock pursuant
to share exchange agreement (unaudited) .........     4,500,000         4,500        (4,500)             0              0

Acquisitions of subsidiaries (unaudited) ........       700,000           700       749,250              0        749,950

Retirement of related party debt (unaudited) ....     1,733,333         1,733       446,907              0        448,640

Shares issued for consulting services (unaudited)       800,000           800       199,200              0        200,000

Issuances of common stock (unaudited) ...........       860,250           860       859,390              0        860,250

Capital contribution (unaudited) ................             0             0             0              0              0

Net loss (unaudited) ............................             0             0             0       (690,698)      (690,698)

                                                    -----------   -----------    -----------    -----------    -----------
Balance, June 30, 1999 (unaudited) ..............   $ 9,307,058   $     9,306   $ 2,306,026    $(1,006,819)   $ 1,308,513
                                                    ===========   ===========    ===========    ===========    ===========

     Note: Balance at July 10, 1998 (Inception) gives retroactive effect to an approximate 1:24 reverse stock split on February 18, 1999.

                                      F-5
                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        COBRATEC, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                         Six Months      07/10/98
                                                                                                           Ended      (Inception) to
                                                                                                         June 30,      December 31,
                                                                                                           1999           1999
                                                                                                        -----------    -----------
                                                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss .......................................................................................   $  (690,698)   $  (316,121)
                                                                                                        -----------    -----------
     Adjustments to reconcile net loss to net cash
         used in operations:
     Amortization ..................................................................................         15,524              0
     Common stock issued for services ..............................................................        200,000              0

     Changes in assets and liabilities net of assets acquired:
         Increase in marketable securities ..........................................................       (51,000)             0
         Increase in accounts receivable ............................................................        77,980              0
         Increase in advances .......................................................................       (95,122)             0
         Increase in deposits .......................................................................       (96,000)             0
         Decrease in accounts payable and accrued expenses ..........................................      (114,777)             0
         Increase in deferred revenue ...............................................................         6,000              0
                                                                                                        -----------    -----------
                                                                                                            (57,395)             0
                                                                                                        -----------    -----------
NET CASH USED IN OPERATING ACTIVITIES ...............................................................      (748,093)      (316,121)
                                                                                                        -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Cash acquired in acquisition ...................................................................         8,251              0
     Capital expenditures ...........................................................................       (40,986)             0
                                                                                                        -----------    -----------
NET CASH FLOWS USED IN INVESTING ACTIVIES ...........................................................       (32,735)             0
                                                                                                        -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of common stock .......................................................................       993,550              0
     Capital contributions ..........................................................................       197,365        216,121
     Repayment of line of credit ....................................................................       (70,286)             0
     Decrease in due to related parties .............................................................       (56,225)       100,000
                                                                                                        -----------    -----------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES .....................................................     1,064,404        316,121
                                                                                                        -----------    -----------
NET INCREASE IN CASH ................................................................................       283,576              0

CASH - beginning of period ..........................................................................             0              0
                                                                                                        -----------    -----------
CASH - end of period ................................................................................   $   283,576    $         0
                                                                                                        ===========    ===========
                                      F-6
                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        COBRATEC, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

              JULY 10, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998


1.ORGANIZATION:

          Cobra Technologies International, Inc. ("International"), a Delaware corporation, was formed on July 10, 1998 to "roll-up" select businesses that produce, service, maintain or support the information technologies industry.

          On February 18, 1999, International was acquired by Spectrum Ventures, Inc. ("Spectrum"), a Nevada corporation, for 4,500,000 shares of Spectrum stock (the "Exchange"). The Exchange was completed pursuant to the Agreement of Merger between International and Spectrum. The Exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of International, pursuant to which International is treated as the continuing entity. Subsequent to the Exchange, with the approval of the Board of Directors, Spectrum changed its name to Cobra Technologies, Inc. On August 3, 1999 Cobra Technologies, Inc changed its name to CobraTec, Inc. ("Cobra" or the "Company").

          Cobra completed an offering of its common stock in April 1999 pursuant to the Securities Act of 1933 and Rule 504 of Regulation D. Cobra offered shares of common stock at $1.00 per share and received gross proceeds from this offering of $860,250.

          On May 25, 1999 Cobra acquired all the outstanding shares of Pinnacle East, Inc., a South Carolina Corporation, for 500,000 shares of Cobra and $100,000.

          In June 1999 Cobra entered into an agreement to acquire Computer Marketplace, Inc., a Massachusetts company engaged in systems engineering, design and maintenance of computer network systems. Cobra intends to close this sale in 1999.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                    A.ESTIMATES  - The  preparation  of financial  statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


                    B.INCOME  TAXES -  Income  taxes  are  accounted  for  under
               Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3.       RELATED PARTY TRANSACTIONS

          The Company has a payable of $100,000 due to Edinburgh Consulting, an entity which is wholly owned by the majority shareholders of the Company. Such payable arose subject to the terms of a consulting agreement between Edinburgh and the Company. Pursuant to such agreement, Edinburgh may convert the payable into shares of the Company's stock upon such shares becoming publically traded.

4.EMPLOYMENT AGREEMENTS

          On March 1, 1999 Cobra entered into three year employment agreements with two of the Company's officers. Such employment agreements aggregate $145,000 annually through December 31, 1999 and $270,000 annually through February 28, 2002.

5.PREFERRED STOCK

          The Company is authorized to issue 1,000,000 shares of preferred stock at .001 par value, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the shareholders.

6.STOCK OPTION PLAN

          On March 1, 1999 the Board of Directors (the"Board") adopted the Cobra Technologies, Inc. 1999 stock option plan. The Board or Cobra's compensation committee is authorized to issue to eligible persons as defined a maximum amount of 1,000,000 options under such plan. No options have yet to be issued pursuant to the above plan.

7.INCOME TAXES

          The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

          The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
          (loss) before provision for income taxes is as follows:

          Taxes benefit computed at statutory rate   $(107,000)
          Income tax benefit not utilized ........     107,000
                                                     =========
          Net income tax benefit .................   $    --
                                                     =========

           The Company has a net operating loss carryforward for tax purposes totaling approximately $316,000 at December 31, 1998 expiring in the year 2018.

         Listed below are the tax effects of the items related to the Company's net tax liability:

          Tax benefit of net operating loss carryforward   $ 107,000
          Valuation Allowance ..........................    (107,000)
                                                           =========
          Net deferred tax asset recorded ..............   $    --
                                                           =========


8.COMMITMENT

          In May 1999, Cobra entered into a five year lease for office space at an annual base rental of $92,500 for the initial year. Such base rental shall increase by 4% each year. The lease is to commence when such premises are available for occupancy. Cobra is currently leasing temporary office space from the same landlord at $5,300 per month. F-8

                          INDEPENDENT AUDITORS' REPORT

                                                                    July 2, 1999

To the Board of Directors
Pinnacle East, Inc.

         We have audited the accompanying balance sheets of Pinnacle East, Inc. as of December 31, 1998 and 1997 and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle East, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.
                                           \S\Feldman Sherb Horowitz & Co., P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants
                                      F-9

                              PINNACLE EAST , INC.
                                 BALANCE SHEETS

                                     ASSETS
                                                                                December 31,
                                                                           ----------------------
                                                                              1998         1997
                                                                           ---------    ---------
CURRENT ASSETS:
     Cash ..............................................................   $    --      $   4,148
     Accounts receivable, net ..........................................      88,612       31,275
                                                                           ---------    ---------
TOTAL CURRENT ASSETS ...................................................      88,612       35,423

FIXED ASSETS, net ......................................................      25,686       36,215

CUSTOMER LIST ..........................................................      24,231       26,467

OTHER ..................................................................      18,145       12,195
                                                                           ---------    ---------
                                                                           $ 156,674    $ 110,300
                                                                           =========    =========
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts payable  and accrued expenses ............................      25,031       10,592
     Line of credit ....................................................     244,521       81,231
     Note payable ......................................................        --          6,608
     Deferred revenue ..................................................       6,000         --
                                                                           ---------    ---------
TOTAL CURRENT LIABILITIES ..............................................     275,552       98,431
                                                                           ---------    ---------
STOCKHOLDERS' EQUITY (DEFICIT):
     Common stock, $.01 par value; 100,000 shares issued and outstanding       1,000        1,000
     Retained earnings (deficit) .......................................    (119,878)      10,869
                                                                           ---------    ---------
         TOTAL STOCKHOLDERS' EQUITY (DEFICIT) ..........................    (118,878)      11,869
                                                                           ---------    ---------
                                                                           $ 156,674    $ 110,300
                                                                           =========    =========

                                      F-10
                       SEE NOTES TO FINANCIAL STATEMENTS

                               PINNACLE EAST, INC.

                            STATEMENTS OF OPERATIONS


                                                   Years Ended
                                                   December 31,
                                             ----------------------
                                                1998         1997
                                             ---------    ---------
REVENUE ..................................   $ 840,423    $ 651,091
                                             ---------    ---------
OPERATING EXPENSES:
     Salaries and payroll taxes ..........     540,022      389,959
     Professional fees ...................     117,523       42,929
     Interest expense ....................      23,052        1,732
     Depreciation and amortization .......      17,475       19,266
     Other ...............................     273,098      284,771
                                             ---------    ---------
                                               971,170      738,657
                                             ---------    ---------
LOSS BEFORE INCOME TAXES .................    (130,747)     (87,566)

PROVISION FOR INCOME TAXES ...............        --          3,759
                                             ---------    ---------
NET LOSS .................................    (130,747)     (91,325)

RETAINED  EARNINGS- beginning of year ....      10,869      102,194
                                             ---------    ---------
RETAINED  EARNINGS (DEFICIT) - end of year   $(119,878)   $  10,869
                                             =========    =========
                                      F-11
                       SEE NOTES TO FINANCIAL STATEMENTS

                               PINNACLE EAST, INC.

                            STATEMENTS OF CASH FLOWS

                                                                              Years Ended
                                                                              December 31,
                                                                         ----------------------
                                                                            1998         1997
                                                                         ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss ........................................................   $(130,747)   $ (91,325)
                                                                         ---------    ---------
     Adjustments to reconcile net loss to net cash
         used in operations:
            Depreciation and amortization ............................      17,475       19,266
     Changes in assets and liabilities:
         (Increase) decrease in accounts receivable ..................     (57,337)      71,965
         Increase in other assets ....................................      (5,950)     (11,495)
         Increase (decrease)  in accounts payable and accrued expenses      14,439       (5,583)
         Increase (decrease) in deferred revenue .....................       6,000      (11,200)
                                                                         ---------    ---------
            Total Adjustments ........................................     (25,373)      62,953
                                                                         ---------    ---------
NET CASH USED IN OPERATING ACTIVITES .................................    (156,120)     (28,372)
                                                                         ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures ............................................      (4,710)     (20,268)
                                                                         ---------    ---------
CASH  USED IN INVESTING ACTIVITIES ...................................      (4,710)     (20,268)
                                                                         ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowing (repayment) of loans ..................................      (6,608)       6,608
     Increase in line of credit ......................................     163,290       43,188
                                                                         ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES ............................     156,682       49,796
                                                                         ---------    ---------
NET (DECREASE) INCREASE IN CASH ......................................      (4,148)       1,156

CASH - beginning of year .............................................       4,148        2,992
                                                                         ---------    ---------
CASH  - end of year ..................................................   $    --      $   4,148
                                                                         =========    =========
SUPPLEMENTAL DISCLOSURES
     Cash paid for interest ..........................................   $  23,052    $   1,732
                                                                         =========    =========
     Cash paid for taxes .............................................   $    --      $   3,759
                                                                         =========    =========

                                      F-12
                       SEE NOTES TO FINANCIAL STATEMENTS

                               PINNACLE EAST, INC

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


1.       ORGANIZATION


     Pinnacle East, Inc. (the "Company") is located in Columbia, South Carolina. The Company was organized in 1994 and is engaged in the development of multimedia programs for industry and government.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    B. DEFERRED REVENUE - Deferred revenue arises from the proration of service contracts sold by the Company, which is usually less than one year.


    C. PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using straight line methods over the estimated useful lives of the assets.

    D. INCOME TAXES - The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

    E. FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value on the short-term maturity of these instruments.

         F. CARRYING VALUE OF LONG LIVED ASSETS - The Company reviews the carrying value of the long-lived assets to determine if facts and circumstances exist which would suggest that the assets may be impaired or that the amortization period needs to be modified. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of the tangible assets to their fair value. Based on the Company's review as of December 31, 1998 and 1997, no impairment of long-lived assets was evident.

3.       FIXED ASSETS

         The Company's fixed assets are as follows:

                                                                 December 31,

                                                               ---------------
                                                                1998      1997
                                                               -------   -------
Office equipment ...........................................  $86,677   $81,967
Automobiles ................................................   10,329    10,329
                                                               -------   -------
                                                               97,006    92,296
Less accumulated depreciation ..............................   71,320    56,081
                                                               =======   =======
                                                              $25,686   $36,215
                                                               =======   =======

4.CUSTOMER LISTS

         The Company bought the assets of an existing company at inception in 1994. An intangible asset was recognized at the time, due to a customer list which would provide a future customer base for the company.

    The asset is being amortized over a 15 year life.


5.LINE OF CREDIT

         The Company has a line of credit expiring November 1, 1999 in the amount of $300,000, which is used for operating capital. Such line bears interest 8.75% per annum.

             The amounts outstanding under the line of credit are secured by personal assets of the stockholders.

6. LEASE COMMITMENTS - The Company leases building space in Columbia, South Carolina under a three year lease. The leases require minimum annual payments of $24,672. Total rent expenses for the years ended December 31, 1998 and 1997 were $34,623 and $31,951, respectively. The minimum rental commitments as of December 31, 1998 for all noncancellable operating leases with initial or remaining terms in excess of one year are as follows:

                           Year Ending December 31,    Amount
                         --------------------------- ----------
                                   1999              $   24,672
                                   2000                  24,672


7. MAJOR CUSTOMERS Sales to one of the Company's customers approximated 49% of sales for the year ended December 31, 1998. Accounts receivable from such customer was $47,960 at December 31, 1998. For the year ended December 31, 1997 sales to another customer was approximately 54% of sales. Accounts receivables from such customer was $15,000 at December 31, 1997.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Computer Marketplace, Inc.
Tewksbury, Massachusetts

         We have audited the accompanying balance sheets of Computer Marketplace, Inc. as of February 28, 1999 and 1998 and the related statements of income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Marketplace, Inc. as of February 28, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                           \S\Feldman Sherb Horowitz & Co., P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants

New York, New York
May 4, 1999

                           COMPUTER MARKETPLACE , INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                           February 28,
                                                      --------------------------
                                                          1999         1998
                                                      -----------    -----------
CURRENT ASSETS:
     Cash .........................................   $   400,974    $   258,816
     Accounts receivable, net .....................     2,293,585      1,287,805
     Inventory ....................................       524,476        632,139
                                                      -----------    -----------
  TOTAL CURRENT ASSETS ............................     3,219,035      2,178,760

FIXED ASSETS, net .................................        32,348         18,455

DEPOSITS ..........................................        14,326            500
                                                      -----------    -----------
                                                      $ 3,265,709    $ 2,197,715
                                                      ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable .............................  $   353,548    $   190,907
     Accrued expenses .............................      110,625         53,969
     Line of credit ...............................    1,177,443        969,884
     Officer loans ................................         --           24,227
     Income taxes payable .........................      230,500        128,347
     Deferred revenue .............................      108,619         88,645
                                                     -----------    -----------
TOTAL CURRENT LIABILITIES .........................    1,980,735      1,455,979
                                                     -----------    -----------
STOCKHOLDERS' EQUITY:
     Common stock; no par, 15,000 shares authorized
         9,250 shares issued and outstanding ......       56,000         56,000
     Additional paid-in capital ...................       62,505         62,505
     Retained earnings ............................    1,206,469        663,231
     Less treasury stock at cost: 5,000 shares ....      (40,000)       (40,000)
                                                     -----------    -----------
         TOTAL STOCKHOLDERS' EQUITY ...............    1,284,974        741,736
                                                     -----------    -----------
                                                     $ 3,265,709    $ 2,197,715
                                                     ===========    ===========
                                      F-16
                       SEE NOTES TO FINANCIAL STATEMENTS

                           COMPUTER MARKETPLACE, INC.

                            STATEMENTS OF OPERATIONS



                                                  Years Ended
                                                  February 28,
                                        ----------------------------
                                             1999            1998
                                        ------------    ------------

NET SALES ...........................   $ 16,733,839    $ 10,179,987

COST OF SALES .......................     13,384,687       8,238,728
                                        ------------    ------------
GROSS PROFIT ........................      3,349,152       1,941,259

OPERATING EXPENSES ..................      2,398,486       1,525,178
                                        ------------    ------------
INCOME FROM OPERATIONS ..............        950,666         416,081

OTHER (INCOME) EXPENSES:
 Depreciation .......................          5,056          18,731
 Interest expense ...................         29,236          27,235
 Interest income ....................         (4,666)           (440)
 (Gain) Loss on sale of motor vehicle           (700)            721
                                        ------------    ------------
                                              28,926          46,247
                                        ------------    ------------
INCOME BEFORE INCOME TAXES ..........        921,740         369,834

PROVISION FOR INCOME TAXES ..........        378,502         145,131
                                        ------------    ------------
NET INCOME ..........................        543,238         224,703

RETAINED  EARNINGS- beginning of year        663,231         438,528
                                        ------------    ------------
RETAINED  EARNINGS- end of year .....   $  1,206,469    $    663,231
                                        ============    ============
                                      F-17
                       SEE NOTES TO FINANCIAL STATEMENTS

                           COMPUTER MARKETPLACE, INC.

                            STATEMENTS OF CASH FLOWS

                                                               Years Ended
                                                               Febraury 28,
                                                      --------------------------
                                                           1999          1998
                                                      -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ......................................   $   543,238    $   224,703
                                                      -----------    -----------
 Adjustments to reconcile net income to net cash
     used in operations:
               (Gain) Loss on sale of motor vehicle         (700)           721
        Depreciation .............................         5,056         18,731
 Changes in assets and liabilities:
     Increase in accounts receivable .............    (1,005,780)      (256,511)
     Decrease (increase) in inventories ..........       107,663       (365,588)
     Decrease in prepaid income taxes ............          --           17,358
     Decrease in prepaid payroll taxes ...........          --              185
     (Increase) decrease in deposits .............       (13,826)         1,307
     Increase (decrease)  in accounts payable ....       162,641       (111,457)
     Increase in accrued expenses ................        56,656         29,713
     Increase in income taxes payable ............       102,153        128,347
     Increase in deferred revenue ................        19,974         65,732
                                                      -----------    -----------
        Total Adjustments ........................      (566,163)      (471,462)
                                                      -----------    -----------
NET CASH USED IN OPERATIONS ......................       (22,925)      (246,759)
                                                      -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures ............................       (19,900)       (14,214)
 Proceeds from sale of motor vehicle .............         1,651            200
                                                      -----------    -----------
NET 'CASH  USED IN INVESTING ACTIVITIES ..........       (18,249)       (14,014)
                                                      -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Officer loans (repaid) borrowed .................       (24,227)        17,287
 Increase in line of credit ......................       207,559        394,547
                                                      -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES ........       183,332        411,834
                                                      -----------    -----------
NET INCREASE IN CASH .............................       142,158        151,061

CASH - beginning of year .........................       258,816        107,755
                                                      -----------    -----------
CASH  - end of year ..............................   $   400,974    $   258,816
                                                      ===========    ===========
SUPPLEMENTAL DISCLOSURES
 Cash paid for interest ..........................   $    29,236    $    27,235
                                                      ===========    ===========
 Cash paid for taxes .............................   $   276,349    $    16,784
                                                      ===========    ===========
                                      F-18
                       SEE NOTES TO FINANCIAL STATEMENTS

                            COMPUTER MARKETPLACE, INC

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED FEBRUARY 28, 1999 AND 1998


1.       ORGANIZATION

          Computer Marketplace, Inc. (the "Company") is located in Tewksbury, Massachusetts. The Company was organized in 1984 and is engaged in the sale and service of computer equipment and peripherals through wholesale and retail channels.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A. ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          B. DEFERRED REVENUE - Deferred revenue arises from the proration of service contracts sold by the Company which may vary in length from six to twelve months.

          C. INVENTORIES - Inventories are stated at the lower of cost or market calculated on the first-in, first-out method, or market.


          D. PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.


          E. INCOME TAXES - The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

          F. FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value on the short-term maturity of these instruments.



          G.CARRYING VALUE OF LONG LIVED ASSETS - The Company reviews the carrying value of the long-lived assets to determine if facts and circumstances exist which would suggest that the assets may be impaired or that the amortization period needs to be modified. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of the tangible assets to their fair value. Based on the Company's review as of February 28, 1999, no impairment of long-lived assets was evident.

3.       FIXED ASSETS

                  The Company's fixed assets are as follows:

                                                                February 28,
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
Furniture and fixtures ..................................   $  9,215   $  7,615
Equipment ...............................................    138,756    138,756
Leasehold improvements ..................................     28,263     17,363
Motor Vehicles ..........................................     29,695     30,595
                                                             --------   --------
                                                             205,929    194,329
Less accumulated depreciation ...........................    173,581    175,874
                                                             ========   ========
                                                            $ 32,348   $ 18,455
                                                             ========   ========

4.       LINE OF CREDIT

                  The Company has a line of credit in the amount of $3,000,000, which is used to purchase merchandise for resale. Interest accrues at 1% above the prime interest rate from days 41-60.

                  The amounts outstanding under the line of credit are secured by accounts receivable and inventory equal to 125 percent of the outstanding balance.

5.       RELATED PARTY TRANSACTIONS

          A. OFFICER LOANS - The Company had an outstanding unsecured loan in 1998 due to an officer with interest charged at an annual rate of 10.5%. The outstanding balance as of February 28, 1998 was $24,227. The Company repaid the remaining balance in June 1998. Interest expense totaled $2,151 for the year ended February 28, 1998.


          B. LEASE COMMITMENT - The Company leases building space in Tewksbury, Massachusetts from a related party, under a five year lease. The leases require minimum annual payments of $72,000 plus maintenance and operating costs over the lease term. Total rent expenses (including common area maintenance) for the years ended February 28, 1999 and 1998 were $85,628 and $79,412, respectively.

         The minimum rental commitments as of February 28, 1999 for all noncancelable operating leases with initial or remaining terms in excess of one year are as follows:


                           Year Ending December 31,    Amount
                         --------------------------- ----------
                                   2000              $   72,000
                                   2001                  72,000
                                   2002                  72,000
                                   2003                  24,000

6.      PROFIT SHARING PLAN

                  The Company maintains a IRC Section 401(k) plan covering employees who meet minimum eligibility requirements. The Company made a voluntary contribution to the Plan of $66,652 and 16,494 for the years ended February 28, 1999 and 1998, respectively.

7.       CONCENTRATION OF CREDIT RISK

          A. The Company maintains cash balances at several financial institutions located in Massachusetts. Accounts at each institution are insured by Federal Deposit Insurance Corporation up to $100,000. At February 28, 1999 and 1998, the Company's unsecured cash balances were $63,416 and $119,588, respectively.


          B. Concentration of credit risk with respect to trade receivables are limited due to the large number of customers compromising the Company's customer base and their dispersion across different industries and geographic locations. As of February 28, 1999 and 1998, the Company had no significant concentration of credit risk.


8.INCOME TAXES

                  The provision for income taxes is as follows:

                                                                February 28,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Federal income taxes ....................................   $288,000   $113,000
State income taxes ......................................     90,502     32,131
                                                            --------   --------
      Total income taxes ................................   $378,502   $145,131
                                                            ========   ========
9.MAJOR CUSTOMERS

                  Sales to two of the Company's customers approximated 27% of sales for the year ended February 28, 1999. For the year ended February 28, 1998 sales to one such customer was approximately 12% of sales. Accounts receivables from these two customers was approximately $560,000 at February 28, 1999.

                        COBRATEC, INC., AND SUBSIDIARIES

                          UNAUDITED PRO-FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

         On May 25, 1999 CobraTec, Inc. (formerly "Cobra Technologies, Inc."), ( "Cobra") signed a merger agreement and took effective control of Pinnacle East, Inc. ("Pinneast"). Cobra has also signed an agreement for the acquisition of Computer MarketPlace ("CMI").

         The following unaudited pro-forma condensed consolidated balance sheet presents the pro-forma financial position of Cobra at June 30, 1999, as if the acquisition of Computer MarketPlace, Inc.(" CMI ") had been made as of June 30, 1999.

         The unaudited pro-forma condensed consolidated statements of operations for the six months ended June 30, 1999 and the year ended December 31, 1998 reflect the combined results of Cobra and Pinnacle East, Inc. ( "Pinneast") and CMI as if the acquisitions had occurred on January 1, 1998.

         The unaudited pro-forma condensed consolidated statements of operations do not necessarily represent actual results that would have been achieved had the companies been together from January 1, 1998, nor may they be indicative of future operations. These unaudited pro-forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the respective companies.

                        COBRATEC, INC. AND SUBSIDIARIES

                 UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET

                                                                              June 30,                      Proforma
                                                                               1999           CMI        Adjustments    As Adjusted
                                                                             -----------   -----------    -----------    -----------
ASSETS

CURRENT ASSETS:
     Cash ...............................................................   $   283,576    $   244,772   $         0    $   528,348
     Marketable securities ..............................................        51,000              0             0         51,000
     Accounts receivable ................................................       117,474      2,521,910             0      2,639,384
     Other receivables ..................................................             0        211,013       211,013
     Inventory ..........................................................             0        384,489       384,489
     Advances ...........................................................        95,122              0             0         95,122
                                                                             -----------   -----------    -----------    -----------
TOTAL CURRENT ASSETS ....................................................       547,172      3,362,184             0      3,909,356
                                                                             -----------   -----------    -----------    -----------

NOTE RECEIVABLE - RELATED PARTY .........................................        35,353              0             0         35,353

FURNITURE AND EQUIPMENT, net ............................................        61,963         33,057             0         95,020

GOODWILL ................................................................       100,000              0             0        100,000

OTHER INTANGIBLES, net ..................................................       831,608              0     1,828,045      2,659,653

DEPOSITS ................................................................        96,400         24,326             0        120,726
                                                                             -----------   -----------    -----------    -----------

                                                                            $ 1,672,496    $ 3,419,567   $ 1,828,045    $ 6,920,108
                                                                             ===========   ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable and accrued expenses ..............................   $    84,629    $ 1,646,670   $         0    $ 1,731,299
     Deferred revenue ...................................................         6,000        100,942             0        106,942
     Note payable .......................................................       100,000              0     1,250,000      1,350,000
     Line of credit .....................................................       173,354              0             0        173,354
                                                                             -----------   -----------    -----------    -----------
TOTAL CURRENT LIABILITIES ...............................................       363,983      1,747,612     1,250,000      3,361,595
                                                                             -----------   -----------    -----------    -----------
NOTE PAYABLE ............................................................             0              0     1,250,000      1,250,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIT) EQUITY:
     Common stock, $.001 par value, 20,000,000 shares
       authorized; 9,307,058 shares issued and outstanding ..............         9,306         56,000       (55,000)        10,306
     Additional paid-in capital .........................................     2,306,026         62,505       936,495      3,305,026
     Deficit ............................................................    (1,006,819)     1,553,450    (1,553,450)    (1,006,819)
                                                                             -----------   -----------    -----------    -----------
TOTAL STOCKHOLDERS' (DEFICIT) EQUITY ....................................     1,308,513      1,671,955      (671,955)     2,308,513
                                                                             -----------   -----------    -----------    -----------
                                                                            $ 1,672,496    $ 3,419,567   $ 1,828,045    $ 6,920,108
                                                                             ===========   ===========    ===========    ===========
                                      F-22
                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                         COBRATEC, INC. AND SUBSIDIARIES

       UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 1999


                               Cobra        Pinneast        CMI
                            Six Months     January 1,    Six Months
                           Ended June 30,  to May 24,  Ended June 30, Proforma Adjustments
                                                                     ----------------------
                               1999           1999         1999       Debit       Credit      As Adjusted
                           -----------    -----------  -----------   ------     -----------   -----------

REVENUE ................   $   226,031    $   452,063  $ 5,360,502   $      0   $         0   $ 6,038,596

COST OF SALES ..........        94,197        188,393    4,267,685          0             0     4,550,275
                           -----------    -----------  -----------   ------     -----------   -----------

GROSS PROFIT ...........       131,834        263,670    1,092,817          0             0     1,488,321

OPERATING EXPENSES .....       822,532        218,446      708,391(1) 116,278             0     1,865,647
                           -----------    -----------  -----------    -------   -----------   -----------

OPERATING INCOME (LOSS)       (690,698)        45,224      384,426   (166,278)            0      (377,326)

INTEREST EXPENSE .......             0              0            0(2) 123,750             0       123,750
                           -----------    -----------  -----------    -------   -----------   -----------

NET INCOME (LOSS) ......   $  (690,698)   $    45,224  $   384,426  $(240,028)  $         0   $  (501,076)
                           ===========    ===========  ===========    =======   ===========   ===========

LOSS PER COMMON SHARE ..   $     (0.11)                                                       $     (0.08)
                           ===========                                                        ===========

WEIGHTED AVERAGE COMMON
      SHARES OUTSTANDING     6,510,267                                                          6,510,267
                           ===========                                                        ===========
                                      F-23
                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                   COBRATEC, INC. AND SUBSIDIARIES

  UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    YEAR ENDED DECEMBER 31, 1998


                             Cobra            Pinneast          CMI
                           Year Ended        Year Ended      Year Ended
                          December 31,       December 31,    February 28,       Proforma Adjustments
                                                                            ---------------------------
                               1998              1998            1999          Debit           Credit      As Adjusted
                          ------------       ------------    ------------   ------------    ------------   ------------
REVENUE ...............   $          0    $    840,423       $ 16,733,839   $          0    $          0   $ 17,574,262

COST OF SALES .........              0               0         13,384,687              0               0     13,384,687
                          ------------       ------------    ------------   ------------    ------------   ------------

GROSS PROFIT ..........              0         840,423          3,349,152              0               0      4,189,575

OPERATING EXPENSES ....        316,121         971,170          2,427,412(1)     232,556               0      3,947,259
                          ------------       ------------    ------------   ------------    ------------   ------------

OPERATING INCOME (LOSS)       (316,121)       (130,747)           921,740       (232,556)              0        242,316

INTEREST EXPENSE ......              0               0                  0(2)     247,500               0        247,500
                          ------------       ------------    ------------   ------------    ------------   ------------

NET INCOME (LOSS) .....   $   (316,121)   $   (130,747)      $    921,740   $   (480,056)   $          0   $     (5,184)
                          ============       ============    ============   ============    ============   ============

LOSS PER COMMON SHARE .   $      (0.44)                                                                    $      (0.01)
                          ============                                                                      ============

WEIGHTED AVERAGE COMMON        713,475                                                                           713,475
                          ============                                                                      ============

                                     F-24
                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                         COBRATEC, INC. AND SUBSIDIARIES
                           COMPUTER MARKETPLACE, INC.

                     NOTES TO UNAUDITED PRO-FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

         PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

                  Cobra signed a merger agreement with Pinneast on May 25, 1999 and closed on such transaction on September 7, 1999. For accounting purposes, the acquisition was effected on May 25, 1999, the date Cobra assumed effective control of Pinneast. The accompanying statements of operations for the six months ended June 30, 1999 and the year ended December 31, 1998 include the results of operations of Pinneast as if Pinneast was acquired on January 1, 1998. Cobra also has entered into an agreement, that management is of the opinion is probable of closing, for the acquisition of the stock of CMI. The accompanying pro-forma balance sheet reflects the combined balance sheet of Cobra, Pinneast and CMI as if the acquisition of CMI had occurred on June 30, 1999. The accompanying statements of operations for the six months ended June 30, 1999 and the year ended December 31, 1998 include the results of operations of CMI as if such acquisition had occurred on January 1, 1998. The financial statements for Computer MarketPlace, Inc. have been audited for the years ended February 28, 1999 and 1998. For purposes of the accompanying pro-forma unaudited condensed consolidated statements of operations for the year ended December 31, 1998, the results of operations for the year ended February 28, 1999 are assumed to approximate the twelve months ended December 31, 1998.


A. The following unaudited pro-forma acquisition adjustment is included in the accompanying unaudited pro-forma condensed consolidated balance sheet at June 30, 1999:

B.
     (1) To record the acquisition of the stock of CMI by Cobra for a $1,000,000 note payable issued to the seller bearing interest at 6 % per annum, a $1,500,000 borrowing from an unrelated third party bearing interest at 12.5% per annum and 1,000,000 shares of Cobra stock which has been valued at $1 per share at June 30, 1999.

C. The following pro-forma adjustments is included in the accompanying unaudited pro-forma condensed consolidated statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999:

     (1) To record amortization expense of goodwill and other intangibles, which include customer lists, trade name and covenant not to compete over their expected useful lives as follows which range from 7 to 25 years.

     (2) To record interest expense on the debt incurred to finance the acquisition of CMI.
                                      F-25

                                   SIGNATURES

     In accordance withe Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CobraTec, Inc.

                                                  \S\Douglas H. Forde
                                                     Douglas H. Forde
                                                     Chairman and President


     Signature                     Title

By:\S\Douglas H. Forde______       Chairman and President     Date: 10/01/1999
      Douglas H. Forde,

By:\S\Lionel Forde__________       Chief Financial Officer    Date: 10/01/1999
      Lionel Forde,                and Director

         ITEM 2.  INDEX TO EXIBITS.

EXIBIT NO.  DESCRIPTION OF DOCUMENT


   2.1      Merger Agreement

   3.1      By-Laws

   3.2      Articles of Incorporation

   3.3      Articles of Amendment of Articles of Incorporation

   4.1      Stock Option Plan

  10.1      Lease

  10.2      Employment Agreement LSF

  10.3      Employment Agreement DHF

  21.1      Subsidiary Location

  27.1      FDS

  27.2      FDS

  27.3      FDS

  27.4      FDS